SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                                  SYBASE, INC.
                                _________________
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                        _________________________________
                         (Title of Class of Securities)

                                    871130100
                                 _______________
                                 (CUSIP Number)

                                December 31, 1999
                     _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                         Continued on following page(s)
                                  Page 1 of 25

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 2 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
Number of                                   900,000
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    900,000
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            900,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.10%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 3 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   900,000
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    900,000
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            900,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.10%

12       Type of Reporting Person*

                  PN; IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 4 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   900,000
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    900,000
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            900,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.10%

12       Type of Reporting Person*

                  CO



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 5 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   900,000
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    900,000
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            900,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.10%

12       Type of Reporting Person*

                  OO; IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 6 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
Number of                                   0
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   900,000
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    0
   With
                           8        Shared Dispositive Power
                                            900,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            900,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.10%

12       Type of Reporting Person*

                  IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 7 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
Number of                                   0
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   900,000
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    0
   With
                           8        Shared Dispositive Power
                                            900,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            900,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.10%

12       Type of Reporting Person*

                  IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 8 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   1,131,300
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    1,131,300
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,131,300

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.39%

12       Type of Reporting Person*

                  PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 9 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   1,131,300
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    1,131,300
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,131,300

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.39%

12       Type of Reporting Person*

                  PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                          Page 10 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
Number of                                   1,426,925
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    1,426,925
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,426,925

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.75%

12       Type of Reporting Person*

                  OO; IV



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                          Page 11 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   1,400,312
  Shares
Beneficially               6       Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7       Sole Dispositive Power
  Person                                    1,400,312
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,400,312

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.72%

12       Type of Reporting Person*

                  OO; IV



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                          Page 12 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   2,827,237
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    2,827,237
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,827,237

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  3.47%

12       Type of Reporting Person*

                  OO; IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                          Page 13 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   2,827,237
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    2,827,237
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,827,237

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  3.47%

12       Type of Reporting Person*

                  CO; IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                          Page 14 of 25 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  DR. PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
Number of                                   6,000,500
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    6,000,500
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            6,000,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  7.36%

12       Type of Reporting Person*

                  IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 15 of 15 Pages


Item 1(a)         Name of Issuer:

                  Sybase, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  6475 Christie Avenue, Emeryville, CA 94608.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                  ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                  iii) QIH Management, Inc., a Delaware corporation ("QIH Management");

                  iv)      Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  v)       Mr. George Soros ("Mr. Soros");

                  vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                  vii)     Winston   Partners,    L.P.,   a   Delaware   limited
                           partnership ("Winston L.P.");

                  viii) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                  ix) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC");

                  x) Winston Partners II LLC, a Delaware limited liability company ("Winston LLC");

                  xi) Chatterjee Advisors LLC, a Delaware limited liability company ("Chatterjee Advisors");

                  xii) Chatterjee Management Company, a Delaware Corporation ("Chatterjee Management"); and

                  xiii)    Dr. Purnendu Chatterjee ("Dr. Chatterjee").

                  This Statement relates to Shares (as defined herein) held for the account of QIP. QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

                                                             Page 16 of 25 Pages


                  This Statement also relates to Shares held for the accounts of Winston L.P., Winston LDC, Winston LLC and Furzedown Trading Limited, a company organized under the laws of the Isle of Man ("Furzedown").

                  CFM is the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                  Chatterjee Advisors serves as the manager of each of Winston LDC and Winston LLC and is responsible for supervising the operations of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC. Chatterjee Advisors is managed and controlled by Dr. Chatterjee.

                  Chatterjee Management serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC. Chatterjee Management is managed and controlled by Dr. Chatterjee.

                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.

                  Pursuant  to  an  investment   management   arrangement,   Dr.
Chatterjee may be deemed to have voting and dispositive power over the Shares held for the account of Furzedown.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIP and Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)         Citizenship:


                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)      QIHMI is a Delaware limited partnership;

                  iii)     QIH Management is a Delaware corporation;

                  iv)      SFM LLC is a Delaware limited liability company;

                  v)       Mr. Soros is a United States citizen;

                  vi)      Mr. Druckenmiller is a United States citizen;

                  vii)     Winston L.P. is a Delaware limited partnership;

                  viii)    CFM is a Delaware limited partnership;

                                                             Page 17 of 25 Pages

                  ix) Winston LDC is a Cayman Islands exempted limited duration company;

                  x)       Winston LLC is a Delaware limited liability company;

                  xi) Chatterjee Advisors is a Delaware limited liability company;

                  xii)     Chatterjee Management is a Delaware Corporation; and

                  xiii)    Dr. Chatterjee is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  871130100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Each of QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 900,000 Shares held for the account of QIP.

                  (ii) Each of Winston L.P. and CFM may be deemed to be the beneficial owner of the 1,131,300 Shares held for the account of Winston Partners L.P.

                  (iii) Winston LDC may be deemed the beneficial owner of the 1,426,925 Shares held for its account.

                  (iv) Winston LLC may be deemed the beneficial owner of 1,400,312 Shares held for its account.

                  (v) Each of Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 2,827,237 Shares. This number consists of (A) 1,426,925 Shares held for the account of Winston LDC and (B) 1,400,312 Shares held for the account of Winston LLC.

                   (vi) Dr. Chatterjee may be deemed the beneficial owner of 6,000,500 Shares. This number consists of (A) 1,131,300 Shares held for the account of Winston L.P., (B) 1,426,925 Shares held for the account of

                                                             Page 18 of 25 Pages


                           Winston LDC, (C) 1,400,312 Shares held for the account of Winston LLC and (D) 2,041,963 Shares held for the account of Furzedown.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 1.10% of the total number of Shares outstanding.

                  (ii) The number of Shares of which each of Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately 1.39% of the total number of Shares outstanding.

                  (iii) The number of Shares of which Winston LDC may be deemed to be the beneficial owner constitutes approximately 1.75% of the total number of Shares outstanding.

                  (iv) The number of Shares of which Winston LLC may be deemed to be the beneficial owner constitutes approximately 1.72% of the total number of Shares outstanding.

                  (v) The number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately 3.47% of the total number of Shares outstanding.

                  (vi) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 7.36% of the total number of Shares outstanding.


Item 4(c)         Number of shares as to which such person has:

     QIP
     ---

     (i)   Sole power to vote or to direct the vote:                     900,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        900,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     QIHMI
     -----

     (i)   Sole power to vote or to direct the vote:                     900,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        900,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 19 of 25 Pages


     QIH Management
     --------------

     (i)   Sole power to vote or to direct the vote:                     900,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        900,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                     900,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        900,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   900,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      900,000

     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   900,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      900,000

     Winston L.P.
     ------------

     (i)   Sole power to vote or to direct the vote:                   1,131,300

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,131,300

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 20 of 25 Pages


     CFM
     ---

     (i)   Sole power to vote or to direct the vote:                   1,131,300

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,131,300

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Winston LDC
     -----------

     (i)   Sole power to vote or to direct the vote:                   1,426,925

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,426,925

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Winston LLC
     -----------

     (i)   Sole power to vote or to direct the vote:                   1,400,312

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,400,312

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Chatterjee Advisors
     -------------------

     (i)   Sole power to vote or to direct the vote:                   2,827,237

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      2,827,237

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Chatterjee Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                   2,827,237

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      2,827,237

                                                             Page 21 of 25 Pages


     (iv)  Shared power to dispose or to direct the disposition of:            0

     Dr. Chatterjee
     --------------

     (i)   Sole power to vote or to direct the vote:                   6,000,500

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      6,000,500

     (iv)  Shared power to dispose or to direct the disposition of:            0


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                  (iii) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                  (iv)     The   members  of  Winston  LLC  have  the  right  to
                           participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

                  (v) The shareholders of Furzedown have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Furzedown in accordance with their ownership interests in Furzedown.


                  Each of QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC, Winston LLC and Furzedown. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Winston L.P., Winston LLC and Furzedown. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Winston L.P., Winston LDC and Furzedown. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Winston L.P. and Furzedown. Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Winston LDC, Winston LLC

                                                             Page 22 of 25 pages


and Furzedown. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the account of QIP.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 23 of 25 Pages




                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 10, 2000               QUANTUM INDUSTRIAL PARTNERS LDC


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

Date:  February 10, 2000               QIH MANAGEMENT INVESTOR, L.P.

                                       By:   QIH Management, Inc.,
                                             its General Partner



                                             By:  /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Vice President

Date:  February 10, 2000               QIH MANAGEMENT, INC.


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Vice President

Date:  February 10, 2000               SOROS FUND MANAGEMENT LLC


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel

Date:  February 10, 2000               GEORGE SOROS


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 24 of 25 Pages



Date:  February 10, 2000               STANLEY F. DRUCKENMILLER


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

Date:  February 10, 2000               WINSTON PARTNERS, L.P.

                                       By:   Chatterjee Fund Management, L.P.,
                                             General Partner

                                             By:  Purnendu Chatterjee,
                                                  General Partner


                                                  By:  /S/ PETER HURWITZ
                                                       -------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact

Date:  February 10, 2000               CHATTERJEE FUND MANAGEMENT, L.P.

                                       By:   Purnendu Chatterjee,
                                             General Partner


                                             By:  /S/ PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


Date:  February 10, 2000               WINSTON PARTNERS II LDC


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


Date:  February 10, 2000               WINSTON PARTNERS II LLC

                                       By:   Chatterjee Advisors LLC,
                                             its Manager


                                             By:  /S/ PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Manager

                                                             Page 25 of 25 Pages


Date:  February 10, 2000               CHATTERJEE ADVISORS LLC


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Manager


Date:  February 10, 2000               CHATTERJEE MANAGEMENT COMPANY


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Vice President


Date:  February 10, 2000               PURNENDU CHATTERJEE


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact